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                                                                    Page 1 of 4

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington , D.C. 20549

      THIS DOCUMENT IS AN AMENDMENT TO THE SCHEDULE 13D FILED ON EDGAR ON
                                OCTOBER 31, 1997

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                       Objective Systems Integrators, Inc.
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                                (name of Issuer)

                                     COMMON
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                         (Title of Class of Securities)

                                   674424-10-6
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                                 (CUSIP Number)

                   Aaron Azari, Colorado State Bank and Trust
                        1600 Broadway, Denver, CO 80202;
                                  303 864 7220
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  (Name, address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                               September 30, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ].

Check the following box if a fee is being paid with the statement [ ] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class). (See Rule 13-d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D                      Page 2 of 4
CUSIP No. 674424-10-6

1        Name of Reporting Person
         S.S. or I.R.S. Identification No of Above Person

         Colorado State Bank and Trust, Trustee
         Donna R. Johnson GRAT 1997-1
         1600 Broadway, Suite 300
         Denver, CO 80202
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2        Check the Appropriate Box if a member of a Group*             a[  ]
                                                                       b[  ]
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3        SEC use only

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4        Source of Funds
                  00
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5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [ ]

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6        Citizenship or Place of Organization

         Colorado, USA
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                   7      Sole Voting Power
Number of
shares                    0 (AMENDED)
Beneficially      -------------------------------------------------------------
owned by           8      Shared Voting Power
each
Reporting                 0
Person            -------------------------------------------------------------
With               9      Sole Dispositive Power

                          0 (AMENDED)
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10       Shared Dispositive Power

         0
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11       Aggregate Amount Beneficially Owned by each Reporting Person

         0 (AMENDED)
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12       Check Box if Aggregate Amount in Row (11) excludes Certain Shares*
         [  ]

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13       Percent of Class Represented by Amount in Row (11)

         0% (AMENDED)
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14       Type of Reporting Person*

         BK
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                                                                    Page 3 of 4

                     THIS SCHEDULE 13D IS AN AMENDED FILING

                                 SCHEDULE 13D/A


Item 1. Security and Issuer:

        Common Shares

        Objective Systems Integrators, Inc.
        100 Blue Ravine Rd.
        Suite 210
        Folsom, CA  95630

Item 2. Identity and Background

        The person filing this statement is an irrevocable trust and as such, items a-f do not apply.

Item 3. Source and Amount of Funds or Other Consideration

        The securities previously reported herein on October 31, 1997 were reported in error. It has recently been determined that the shares were not have effectively transferred under state (Colorado) law and as such were never beneficially owned by one or more managed trust accounts for which the bank is sole trustee. This section is therefore not applicable.

Item 4. Purpose of Transaction

        The securities previously reported herein on October 31, 1997 were reported in error. It has recently been determined that the shares were not effectively transferred under state (Colorado) law and as such were never beneficially owned by one or more managed trust accounts for which the bank is sole trustee.

Item 5. Interest in Securities of the Issuer            As Reported           As Amended
         (a). Securities beneficially owned:            2,000,000             None

         (b). Number of shares as to which each person has:                 As Reported    As Amended
                  (i)      Sole power to vote or direct the vote:           2,000,000      None

                  (ii)     Shared power to vote or direct the vote:         None           None

                  (iii)    Sole power to dispose or direct disposition:     2,000,000      None

                  (iv)     Shared power to dispose or direct disposition:   None           None

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                                                                    Page 4 of 4

         (c). The securities previously reported herein on October 31, 1997 were reported in error. It has recently been determined that the shares were not effectively transferred under state (Colorado) law and as such were never beneficially owned by one or more managed trust accounts for which the bank is sole trustee. This section is therefore not applicable.

         (d).  Not Applicable.

         (e).  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None (as amended).

Item 7.  Material to be filed as Exhibits

                  Disclaimer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 16, 1999
                                      ----------------------------------------
                                                       Date

                                               By:  /S/ Aaron K. Azari

                                          Aaron Azari, Senior Vice President
                                             Colorado State Bank and Trust



                                  SCHEDULE 13D

                              EXHIBIT A -DISCLAIMER

Information on the attached Schedule 13D is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulations promulgated under authority thereof and is not intended as an admission that Colorado State Bank and Trust or its nominees, is a beneficial owner of the securities described herein for any other purpose.